SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 16, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated September 16, 2016, the Company reports in addition to the information provided to the market last August 5, 2016 regarding the Series K notes issued by IDB Development Corporation Ltd. ( "IDBD") and its guarantee with shares of Clal Insurance Enterprise Holdings Ltd. ( "Clal "), that was in the process for authorization. In this regard, it is reported that the Supreme Court of Israel refused yesterday the request made by IDBD to pledge 19% of its shares of Clal in favor of the Series K holders. However, the court ordered the regulatory authority to report within 30 days the reasons that would prevent IDBD from pledging 5% of its shares in Clal.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: September 16, 2016